Exhibit 12

Nationwide Financial Services, Inc. and Subsidiaries

Statement Regarding Computation of Earnings to Fixed Charges

(in millions)

	Years ended December 31
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before federal income tax expense	$778.9	$756.1	$675.1	$519.5	$140.7
Fixed charges	1,484.0	1,510.6	1,430.7	1,463.4	1,337.4

	$2,262.9	$2,266.7	$2,105.8	$1,982.9	$1,478.1

Fixed Charges:
Interest credited to policyholder account balances	$1,380.3	$1,380.9	$1,328.3	$1,367.6	$1,260.7
Interest on debt	103.7	108.0	102.4	95.8	76.7
Debt extinguishment costs	—	21.7	—	—	—

	$1,484.0	$1,510.6	$1,430.7	$1,463.4	$1,337.4

Ratio of earnings to fixed charges	1.5	1.5	1.5	1.4	1.1

Ratio of earnings to fixed charges, excluding interest credited to policyholder account balances	8.5	6.8	7.6	6.4	2.8